Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference of our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Hornbeck Offshore Services, Inc. (formerly Helix Energy Solutions Group, Inc.) for the registration of common stock, preferred stock, warrants and units and to the incorporation by reference therein of our report dated March 24, 2026, with respect to the consolidated financial statements of Hornbeck Offshore Services, Inc. included in the Current Report (Form 8-K) of Hornbeck Offshore Services, Inc. (formerly Helix Energy Solutions Group, Inc.) filed with the Securities and Exchange Commission on September 1, 2026.

/s/ Ernst & Young LLP

New Orleans, Louisiana
September 15, 2026